September 19, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated August 17, 2012

Rotech Healthcare Inc.

Form 10-K for Fiscal Year Ended December 31, 2011,

Filed March 14, 2012

& Form 10-Q for Fiscal Quarter Ended June 30, 2012,

Filed August 10, 2012

File No. 000-50940

Dear Ms. Jenkins:

The following correspondence and responses are related to the comment letter, dated August 17, 2012, to Rotech Healthcare Inc. from the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission. We have reviewed the comments in relation to the disclosures reported on our most recent Form 10-Q for the Fiscal Quarter Ended June 30, 2012 (the “Form 10-Q”) and Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”) and have provided the respective responses.

Liquidity and Capital Resources

1.

SEC Comment: We note your cash balance has decreased to approximately $12 million at June 30, 2012 from approximately $30 million at December 31, 2011. We also note your disclosure on page 7 that you are highly leveraged and that you believe cash from operations, cash on hand and your revolving credit facility will be sufficient to meet your working capital needs during the next 12 months. Considering your (i) high leverage, (ii) current credit rating and (iii) cash generated from operations, cash expended for property and equipment ($23.9 million through June 30, 2012) along with other investing and financing outflows, please expand your liquidity and capital resources disclosure to more thoroughly discuss and quantify your total expected uses of cash (e.g., capital expenditures) over the next 12 months and the sources of cash that support your conclusion. Please also address how your business will be affected if your liquidity needs are

2600 Technology Drive • Suite 300 • Orlando, FL 32804 • (407) 822-4600

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not fully satisfied. Please refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” which can be located at our website at http://www.sec.gov/rules/ interp/33-8350.htm.

Company Response: As disclosed in the Form 10-Q, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” the Company believes that its operating cash generated from operations, together with its cash on hand and access to its revolving credit facility, is sufficient to support its working capital needs over the next twelve months. The Company’s internal analysis supports its conclusion that the Company has adequate cash flows from operations to satisfy its ongoing capital expenditures and investing and financing activities over that period.

As disclosed in the Form 10-Q, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Introduction,” during the first and second quarter of 2012, the Company experienced specific events that led to the use of capital resources. In particular, the Company experienced a non-recurring event associated with a Medicare respiratory contents billing issue, in which the Company refunded Medicare approximately $6.5 million and paid approximately $1 million in associated fees out of its operating cash reserves. The Company also was required to redeem its preferred stock in June 2012, using approximately $2.5 million of its cash reserves during the second quarter of 2012, as previously disclosed in both the Form 10-K and the Form 10-Q. With respect to each of these specific non-recurring events, the Company has not experienced similar charges in the prior two years and believes that similar charges are not reasonably likely to recur within the next two years. Similarly, we do not anticipate any other like kind events during the next twelve months.

The Company has implemented specific initiatives with respect to aspects of its business operations and expects to realize efficiencies over the next four quarters as a result of these initiatives. The Company believes that these initiatives (described below), which are currently improving its revenue cycle and billing processes, will generate approximately *** in total additional incremental capital resources available for our current operations over the next four quarters.

The initiatives and the expected benefits available comprise:

1.	Benefits from billing and collections initiatives (described on pages 14 & 27 of the Form 10-Q and page 37 of the Form 10-K) including:

•	enhancements to our order intake process that will improve our overall rates of collection;

•	new processes designed to reduce the impact of advance documentation requirements associated with Medicare audits that would otherwise delay billing payments;

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•	reductions in non-billable and held item claims;

•	identification of patients eligible for appropriate re-qualification for billing purposes as defined by Medicare;

•	increased consolidations in billing and shared services; and

•	improved and more focused collection efforts designed to reduce our Days Sales Outstanding (DSO) and reduce bad debt.

2.	Anticipated organic growth in patients (described on pages 14 & 23 of the Form 10-Q and pages 35 & 40-42 of the Form 10-K)

3.	Expected improvements relating to supplier pricing and vendor leverage (described on pages 16-19 of the Form 10-Q)

4.	Expected operational efficiencies realized in connection with these initiatives (described on page 14 of the Form 10-Q)

5.	Expected increases in net revenue relating to newly negotiated provider contracts (described on page 14 of the Form 10-Q)

6.	Expected increases in net revenue and cost savings associated with an automated order intake system designed to increase supply revenue and reduce human capital costs (described on pages 14, 23 & 25 of the Form 10-Q and pages 36, 44-45 & 49 of the Form 10-K)

As further detailed on Exhibit A hereto, the Company believes that these initiatives will together generate additional incremental capital resources available to our current operations totaling approximately *** over the next four quarters.

After taking into account the above mentioned strategies, the Company expects that its capital resources and liquidity will be adequate to meet its cash needs to support its ongoing business, service its debt structure and capital expenditures over the next twelve months in the normal course of business.

In future filings, the Company will provide additional disclosure in its description of liquidity and capital resources with respect to:

•	a narrative description of the sources of incremental capital resources that the Company expects to realize from each of the above-described initiatives;

•

the possibility that, if the Company lacks the ability to generate adequate cash to support its ongoing operations, the Company may need to access the financial markets by seeking additional debt or equity financing;

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•

uncertainty surrounding the Company’s ability to access capital in the marketplace (consistent with the disclosure previously included in the Form 10-K “Risk Factors” regarding the Company’s financial condition, the value of its outstanding notes and its ability to make required cash payments under the Company’s indebtedness);

•	the potential inability of the Company to secure acceptable financing and/or reasonable terms or to refinance indebtedness on commercially reasonable terms; and

•

the possibility that, under such circumstances, the Company would need to identify alternative options to address its current and prospective credit situation, such as a transformative transaction, including a possible restructuring or reorganization of the Company’s operations.

2.	SEC Comment: We note your disclosure that you have $10 million available in your revolving credit facility. We also note the existence of a maximum leverage ratio threshold that limits your ability to draw from this facility. Considering your reliance on the revolving credit facility, among other sources, to fund your operations, please provide us with a sensitivity analysis showing us how changes in your leverage would affect your ability to draw on this facility.

Company Response: To date, the Company has had the unrestricted ability to fully access its $10 million revolving credit facility. The Company has not had any limitations on its ability to draw on this credit facility based on the maximum leverage ratio as stated the Company’s credit agreement.

The Company’s credit agreement and its related covenants require a maximum leverage ratio of 5.50 as defined by total debt divided by EBITDA. As of June 30, 2012, the Company’s leverage ratio was 5.37. The Company’s analysis indicates that, with respect to the sensitivity of that leverage ratio and its components, each $1 million change in EBITDA will have an impact on the Company’s overall outstanding and allowed total debt by $5.5 million. As a result, the Company’s ability to draw on the credit facility depends upon the Company’s EBITDA performance, based on the Company’s current level of total debt.

On September 14, 2012, the Company filed a current report on Form 8-K (the “Form 8-K”) disclosing that on September 10, 2012 the Company borrowed against its revolving credit facility in the amount of $10.0 million to strengthen the Company’s cash position. As reported in the Form 8-K, based upon current conditions the Company believes that cash generated from operations and cash balances will be sufficient to meet its working capital, capital expenditure and other cash needs, including interest payments, over the next twelve months.

If the Company experiences a decline in its EBITDA performance prior to repayment of the $10 million borrowed under the revolving credit facility, the Company could experience a default if it exceeds the covenant leverage ratio. If the Company experiences an event of default under

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the revolving credit facility, the Company would need to seek an amendment of, or waiver from, the terms of the credit facility. The Company’s future access to this credit facility is dependent on its ability to maintain or improve its EBITDA performance on a rolling four-quarter basis.

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Rotech Healthcare Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosures in our filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David J. Meador
Chief Financial Officer
Rotech Healthcare Inc.

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EXHIBIT A

Approximate Amount of Expected Incremental Capital Resources (in $ millions)

1.	Net benefit from billing and collections initiatives	***

2.	Anticipated organic growth in patients	***

3.	Expected improvements relating to supplier pricing and vendor leverage	***

4.	Expected operational efficiencies realized in connection with these initiatives	***

5.	Expected increases in net revenue relating to newly negotiated provider contracts	***

6.	Expected increases in net revenue and cost saving associated with an automated order intake system designed to increase supply revenue and reduce human capital costs	***

*** CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

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